

16021462



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-24792 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2015 (MM/DD/YY) AND ENDING March 31, 2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

**KW Securities Corporation**

**100 Larkspur Landing Circle, Ste 200**

(No. and Street

| Larkspur | CA | 94939 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Lawrence A. Krause** **415-925-4310**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

**Edward Richardson, Jr., CPA**

(Name – *if individual, state, last, first, middle name*)

| 15565 Northland Drive, Suite 508 West | Southfield | MI | 48075 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Lawrence A. Krause, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of KW Securities Corporation, as of March 31, 2016, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Subscribed and sworn to before me
this ____ day of ________ 2016

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment *of certain portions of this filing, see section 240.17a-5(e)(3).*

# California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin } s.s.

Subscribed and sworn to (or affirmed) before me on this 9 day of May (Month), 2016, by Lawrence Allen Krause (Name of Signer (1)) and ______ (Name of Signer (2)), proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[Signature]
Signature of Notary Public

Ivone Martinez
For other required Information (Notary Name, Commission No. etc.)



IVONE MARTINEZ
Commission # 2136012
Notary Public - California
Marin County
My Comm. Expires Dec 8, 2019


Seal

OPTIONAL INFORMATION

*Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.*

## Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ______

**Additional Information**

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: ______

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

*Edward Richardson Jr., CPA*
*15565 Northland Dr W Ste 508*
*Southfield, MI 48075*
*248-559-4514*

Independent Auditor's Report

Board of Directors
K W Securities Corporation
One Market, Landmark
San Francisco, CA 94105

**Report on the Financial Statements**

I have audited the accompanying statement of financial condition of K W Securities Corporation as of March 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of K W Securities Corporation management. My responsibility is to express an opinion on these financial statements based on my audit.

**Auditor's Responsibility**

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K W Securities Corporation as of March 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

**Other Matters**

The Supplemental Information has been subjected to audit procedures performed with audit of K W Securities Corporation financial statements. Supplemental Information is the responsibility of K W Securities Corporation's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing

procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
June 14, 2016

KW Securities Corporation
Statement of Financial Condition
March 31, 2016

## Assets

| | |
|---|---|
| Cash | $ 7,352 |
| Deposit with clearing-broker | 50,000 |
| Commissions receivable | 13,482 |
| Total assets | $ 70,834 |

## Liabilities and Stockholder's Equity

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | 1,000 |
| Total liabilities | 1,000 |
| Stockholder's equity: | |
| Common stock, $1 par value: | |
| Authorized: 500,000 shares; | |
| Issued and outstanding: 4,500 shares | 4,500 |
| Retained earnings | 65,334 |
| Total stockholder's equity | 69,834 |
| Total liabilities and stockholder's equity | $ 70,834 |

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Operations
Year Ended March 31, 2016

| | |
|---|---|
| **Revenues:** | |
| Commissions | $ 180,302 |
| Interest and dividends | 642 |
| Other | 3,618 |
| Total revenues | 184,562 |
| **Expenses:** | |
| Management fees | 28,268 |
| Professional fees | 15,480 |
| Clearing and brokerage | 23,498 |
| Payroll and Commissions | 87,265 |
| Rent | 6,000 |
| Licenses, fees and other | 12,206 |
| Total expenses | 172,717 |
| Net income | $ 11,845 |

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2016

| | Capital Stock | | | |
|---|---|---|---|---|
| | Common Stock | | Retained | Total Stockholder's |
| | Shares | Amount | Earnings | Equity |
| Balances, April 1, 2015 | 4,500 | $ 4,500 | $ 53,489 | $ 57,989 |
| Net income | - | - | 11,845 | 11,845 |
| Balances, March 31, 2016 | 4,500 | $ 4,500 | $ 65,334 | $ 69,834 |

See Accompanying Notes to Financial Statements

# KW Securities Corporation
## Statement of Cash Flows
## Year Ended March 31, 2016

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 11,845 |
| Adjustments to reconcile net income to net cash provided by operating activies: | |
| Increase in commissions receivable | 2,833 |
| Decrease in due to parent | (8,000) |
| Decrease in accounts payable and accrued expenses | (7,544) |
| Total adjustments | (12,711) |
| Net cash provided by operating activities | (866) |
| Cash, beginning of year | 8,218 |
| Cash, end of year | $ 7,352 |

See Accompanying Notes to Financial Statements

1. Summary of Business and Significant Accounting Policies

Business

KW Securities Corporation (the "Company") is a California corporation formed in 1980. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). RBC Dain Correspondent Services (the "Clearing Broker") provides clearing services to the Company.

Method of Accounting

The Company has prepared these financial statements in conformity with accounting principles generally accepted in the United States, and uses the cash method of accounting for income tax purposes.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Commissions Receivable

The Company clears securities transactions through the Clearing Broker who collects commissions earned and remits to the Company its share of commissions collected. Commission receivable represent amounts due from the Clearing Broker.

Revenue Recognition

Commission revenue and related expenses arising from securities transactions are recorded on a trade-date basis as reported by the Clearing Broker or the mutual fund or the variable annuity sponsor. Commission revenues primarily include commissions from customer securities transactions executed and cleared through the Clearing Broker and commissions and fees earned from registered investment companies and life insurance companies for sales of mutual fund shares and variable annuities.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. and is included in the consolidated income tax returns filed by its parent company. A portion of the consolidated income tax liability is allocated to the Company, as if the Company had filed separate income tax returns. There was no liability allocated to the Company for the year ended March 31, 2016.

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2010.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Indemnifications

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant such contracts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2016, the Company had net capital of $64,966 which was $39,966 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 1.54 to 1.

4. Related Party Transactions

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. (the "Parent") and has entered into an expense-sharing agreement with the Parent whereby the Company reimburses the Parent for a pro-rata share of overhead expenses allocable to its operations. During the year ended March 31, 2016, the Company paid a net of $28,268 ($73,000 less $44,732 in allocated expenses) as a reimbursement to the Parent for its share of expenses; such payments are reported as "management fees" in the accompanying statement of operations.

5. Deposit with Clearing-Broker

Under the Company's clearing agreement, a good faith deposit of $50,000 is required to be held at the Clearing Broker. As of March 31, 2016, the Company had $50,000 on deposit with the Clearing Broker.

6. SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenues.

7. Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through June 14, 2016 which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

# SUPPLEMENTARY INFORMATION

**Supplementary**

**Pursuant to rule 17a-5 of the**

**Securities and Exchange Act of 1934**

**As of and for the Year Ended March 31, 2016**

**K W Securities Corporation**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended March 31, 2016**

## Computation of Net Capital

| | | |
|---|---|---|
| Total Stockholder's equity: | | $ 69,834.00 |
| Nonallowable assets: | | |
| Other Assets | 0.00 | |
| Fixed Assets | 0.00 | |
| Accounts receivable – other | 4,868.00 | (4,868.00) |
| Other Charges | | |
| Haircuts | 0.00 | |
| Undue Concentration | 0.00 | (0.00) |
| Net allowable capital | | $ 64,966.00 |

## Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ 68.00 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 25,000.00 |
| Net capital requirement | $ 25,000.00 |
| Excess net capital | $ 39,966.00 |

## Computation of Aggregate Indebtedness

| | |
|---|---|
| Total Aggregate Indebtedness | $ 1,000.00 |
| Percentage of aggregate indebtedness to net capital | 1.43% |

## Reconciliation of the Computation of Net Capital Under Rule 15c3-1

| | |
|---|---|
| Computation of Net Capital reported on FOCUS IIA as March 31, 2016 | $ 64,966.00 |
| Adjustments: | |
| Change in Equity (Adjustments) | (0.00) |
| Change in Non-Allowable Assets | (0.00) |
| Change in Haircuts | (0.00) |
| Change in Undue Concentration | 0.00 |
| NCC per Audit | 64,966.00 |
| Reconciled Difference | $ (0.00) |

**K W Securities Corporation**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended March 31, 2016**

## Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is RBC.

## Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

| | | |
|---|---|---|
| Balance of such claims at April 1, 2015 | $ - | |
| Additions | | - |
| Reductions | | - |
| Balance of such claims at March 31, 2016 | | $ - |

## REPORT ON BROKER DEALER EXEMPTION

**For the year ended March 31, 2016**

KW SECURITIES, INC.
100 Larkspur Landing Circle
Suite 200
Larkspur, CA 94939

June 14, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE March 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that K W Securities Corporation has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of April 1, 2015 through March 31, 2016. K W Securities Corporation did not hold customer securities or funds at any time during this period and does business on a limited basis as a registered Broker Dealer dealing in equity securities, mutual funds, and variable annuities. K W Securities Corporation's past business has been of similar nature and has complied to this exemption since its inception, 1980.

Lawrence Krause, the president of K W Securities Corporation has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review March 31, 2016.

Lawrence Krause has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected K W Securities Corporation's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (415) 925-4310.

Very truly yours,

K W Securities Corporation.
John Durden
Financial Principal

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

June 14, 2016

To the Board of Directors
K W Securities Corporation
100 Larkspur Landing Circle
Suite 200
Larkspur, CA 94939

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) K W Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which K W Securities Corporation claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) K W Securities Corporation stated that K W Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. K W Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about K W Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

# REPORT ON SIPC ASSESSMENT RECONCILIATION

**For the year ended March 31, 2016**

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Board of Directors
K W Securities Corporation
100 Larkspur Landing Circle
Suite 200
Larkspur, CA 94939

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2015 to March 31, 2016, which were agreed to K W Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating K W Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). K W Securities Corporation's management is responsible for K W Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $13.07.

2. Compared audited Total Revenue for the period of April 1, 2015 through the March 31, 2016 with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting overpayment of $7.32.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, K W Securities Corporation had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

June 14, 2016